                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(c) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)


                        IWL Communications, Incorporated
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                                (Name of Issuer)

                    Common Stock,  $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                  450920-10-3
                    -----------------------------------------
                                 (CUSIP Number)


                                  July 2, 1998
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]  Rule 13d-1(b)
                    [X]  Rule 13d-1(c)
                    [ ]  Rule 13d-1(d)



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                                  SCHEDULE 13G

CUSIP NO. 450920-10-3
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1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      Falcon Fund, Ltd.
      75-2345424

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [X]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
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                  5     SOLE VOTING POWER              None
   NUMBER OF
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       6     SHARED VOTING POWER            243,000
     EACH
   REPORTING
    PERSON        --------------------------------------------------------------
     WITH         7     SOLE DISPOSITIVE POWER         None


                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER       243,000


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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      243,000


--------------------------------------------------------------------------------
10    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 6.10%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON                                          PN

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                                  SCHEDULE 13G

CUSIP NO. 450920-10-3
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      G. Houston Hall
      ###-##-####

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER             None
   NUMBER OF
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       6     SHARED VOTING POWER           243,000 (1)
     EACH
   REPORTING
    PERSON
     WITH         --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER        None


                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER      243,000 (1)


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             243,000 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.10%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

(1) Mr. Hall, as General Partner of Falcon Fund, Ltd., has voting and dispositive power with respect to the aggregate 243,000 shares of Common Stock held by Falcon Fund, Ltd.
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CUSIP NO. 450920-10-3               13 G



ITEM 1(a).      NAME OF ISSUER:

                IWL Communications, Incorporated.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                12000 Aerospace Avenue, Suite 200, Houston,
                Texas 77034


ITEM 2(a).      NAME OF PERSON FILING:

                Falcon Fund, Ltd.,                G. Houston Hall
                a Texas limited partnership

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                8235 Douglas Avenue, Suite 420, Dallas, Texas 75225

ITEM 2(c).      CITIZENSHIP:

                United States

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, $.01 par value

ITEM 2(e).      CUSIP NUMBER:

                450920 10 3

ITEM 3. If this statement is filed pursuant to Rule 13d-1(c) or 13d-2(b) or (c), check whether the person filing is a:

                (a) through (j) are not applicable

                If this statement is filed pursuant to Rule 13d-1(c), check this box [X]
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CUSIP NO. 450920-10-3               13 G



ITEM 4.          OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                  243,000 shares

         (b) Percent of Class:

                  6.1%

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote: None.
             (ii)  Shared power to vote or to direct the vote: 243,000 (1)
             (iii) Sole power to dispose or to direct the disposition of: None.
             (iv)  Shared power to dispose or to direct the disposition of:
                   243,000 (1)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Mr. Hall, as general partner of Falcon Fund, Ltd., has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Falcon Fund, Ltd. reported herein in the manner prescribed by the partnership agreement of Falcon Fund, Ltd.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

        The following is filed as an exhibit to this Statement on Schedule 13 G:

        Exhibit A         Agreement to File Statement

----------------------
(1) Mr. Hall, as General Partner of Falcon Fund, Ltd., has voting and dispositive power with respect to the aggregate 243,000 shares of Common Stock held by Falcon Fund, Ltd.
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CUSIP NO. 450920-10-3               13 G




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of July 8, 1998                 Falcon Fund, Ltd.

                                         By: /s/  G. Houston Hall
                                             --------------------------------
                                             General Partner


                                         /s/ G. Houston Hall
                                         ------------------------------------
                                         G. Houston Hall
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                                                                       EXHIBIT A

                          Agreement to File Statement

     The undersigned hereby agree to file Schedule 13 G on behalf of each of them relating to purchases of the common stock of IWL Communications, Incorporated by Falcon Fund, Ltd.

                                                  Falcon Fund, Ltd.


                                                  By:   /s/ G. HOUSTON HALL
                                                      -------------------------
                                                            General Partner


                                                      /s/ G. HOUSTON HALL
                                                      -------------------------
                                                            G. Houston Hall